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                               Filed by Wallace Computer Services, Inc. pursuant
                                    to Rule 425 under the Securities Act of 1933
                                      Subject Company: Moore Corporation Limited
                                                   Commission File No: 001-08014

      The following talking points were distributed to salespersons today:


                           SALES FORCE TALKING POINTS



1. Today we announced that we have signed a definitive merger agreement to combine Moore Corporation and Wallace Computer Systems, creating a world leader of print management solutions.

2. With combined sales of approximately $3.6 billion this deal is about creating the leading provider of print management solutions in North America. By combining the strengths of Moore Corporation and Wallace, we are establishing a new company that will offer the most comprehensive suite of print management products and services in the marketplace.

     Through this combination we will have:

     o The industry's most geographically diverse manufacturing and distribution network and the leading technology platform

     o The unparalleled ability to offer our valuable customers the most innovative print and digital solutions conveniently and cost-effectively

     o A highly diversified manufacturing base from which to grow the business

     o And, most important, we will have the most talented workforce in the industry to drive our growth


3. Our new company will be financially strong. Moore Corporation and Wallace are on their own operationally strong, so the combined company will:

     o    Generate healthy cash flow

     o    Receive committed support from major financial institutions

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4.   Everyone will have broader revenue opportunities through:

     o    Cross-selling

     o    Greater customer coverage

     o    Broader solutions capabilities


5.   Moore Corporation has a strong track record of building long-term value.

     o Since 2000, Moore Corporation shares have grown from $2.50 to $10.65, an increase of more than 325%


6. We remain committed to providing products and services of superior quality and will make every effort to ensure that our customers' expectations are exceeded. To that end, The most important thing that you can do now is to stay focused on delivering quality results and maintaining the level of excellence that we have all worked so hard to build. We are counting on your dedication and support in the months ahead to make this merger a success.


THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF WALLACE COMPUTER SERVICES, INC. MOORE CORPORATION LIMITED AND WALLACE COMPUTER SERVICES, INC. WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION A
PROXY STATEMENT/PROSPECTUS TO BE MAILED TO WALLACE COMPUTER SERVICES SECURITY HOLDERS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PLANNED MERGER OF WALLACE COMPUTER SERVICES INTO A SUBSIDIARY OF MOORE CORPORATION. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT
THE SEC'S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MOORE CORPORATION WILL BE AVAILABLE FREE OF CHARGE FROM MOORE CORPORATION LIMITED, C/O MOORE EXECUTIVE OFFICES, ONE CANTERBURY GREEN,
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STAMFORD, CONNECTICUT 06901, ATTENTION: INVESTOR RELATIONS, TEL. (203) 406-3700.
DOCUMENTS FILED WITH THE SEC BY WALLACE COMPUTER SERVICES WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR RELATIONS, WALLACE COMPUTER SERVICES, INC., 2275 CABOT DRIVE, LISLE, IL 60532-3630, TEL. (630) 588-5000.